AH 3/6/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2001	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003149

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2002

SEC FILE NUMBER
8-15753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jefferson Pilot Variable Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Granite Place
(No. and Street)

Concord	NH	03301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John A. Weston (603) 226-5457
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Vf 3-26-02

SEC 1410 (05-01) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Weston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Jefferson Pilot Variable Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

TRACY L. MCCARTHY
Notary Public, New Hampshire
My Commission Expires April 26, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- X (q) Statement regarding Rule 15c3-3
- X (r) Independent Auditor's Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jefferson Pilot Variable Corporation

Consolidated Financial Statements and Supplemental Information

Year ended December 31, 2001

Contents

Report of Independent Auditors....................1

Consolidated Financial Statements

Consolidated Statement of Financial Condition....................2
Consolidated Statement of Income....................3
Consolidated Statement of Changes in Stockholder's Equity....................4
Consolidated Statement of Cash Flows....................5
Notes to Consolidated Financial Statements....................6

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1....................10
Statement Regarding Rule 15c3-3....................11

Supplementary Report

Report of Independent Auditors on Internal Control....................12



Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

To the Board of Directors and Stockholder
Jefferson Pilot Variable Corporation

We have audited the accompanying consolidated statement of financial condition of Jefferson Pilot Variable Corporation as of December 31, 2001, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Variable Corporation at December 31, 2001, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Ernst & Young LLP

February 15, 2002

Jefferson Pilot Variable Corporation

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 1,323,803
Prepaid expenses	9,464
Total assets	$ 1,333,267
Liabilities and stockholder's equity	
Liabilities:	
Federal income taxes due to Parent	$ 3,882
Due to affiliates	51,638
Total liabilities	55,520
Stockholder's equity:	
Common stock, par value $1 per share; authorized 1,000,000 shares; issued 6,000 shares	6,000
Additional paid-in capital	3,194,000
Accumulated deficit	(1,922,253)
Total stockholder's equity	1,277,747
Total liabilities and stockholder's equity	$ 1,333,267

See accompanying notes.

Jefferson Pilot Variable Corporation

Consolidated Statement of Income

Year ended December 31, 2001

Revenues	
Concession from affiliates	$67,737,906
Interest	54,246
	67,792,152
Expenses	
Selling	67,737,906
General, administrative and other	35,859
	67,773,765
Income before federal income taxes	18,387
Federal income tax expense	6,435
Net income	$ 11,952

See accompanying notes.

Jefferson Pilot Variable Corporation

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2000	$6,000	$3,194,000	$(1,934,205)	$1,265,795
Net income			11,952	11,952
Balance at December 31, 2001	$6,000	$3,194,000	$(1,922,253)	$1,277,747

See accompanying notes.

Jefferson Pilot Variable Corporation

Consolidated Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ 11,952
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income taxes	35,863
Decrease in receivable from affiliate	33,968
Decrease in prepaid expenses	200
Decrease in income taxes due to Parent	(24,643)
Increase in due to affiliates	45,009
Decrease in accrued postretirement benefit cost	(108,686)
Net cash used in operating activities	(6,337)
Cash and cash equivalents at beginning of year	1,330,140
Cash and cash equivalents at end of year	$1,323,803
Supplemental disclosure of cash flow information:	
Income tax payments (paid to Parent)	$ 5,033

See accompanying notes.

Jefferson Pilot Variable Corporation

Notes to Consolidated Financial Statements

December 31, 2001

1. Accounting Policies

Organization and Nature of Business

Jefferson Pilot Variable Corporation (the Company) operates as the exclusive distributor for variable life insurance policies and variable annuity contracts issued by Jefferson-Pilot Financial Insurance Companies (JP Financial). The Company is a wholly-owned subsidiary of Jefferson-Pilot Corporation (Parent) and operates in the United States. Jefferson Pilot Investor Services of Nevada, Inc. is a wholly owned subsidiary of the Company, which is required by state law to facilitate the payment of commissions to registered representatives.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's transactions are limited to the sale and redemption of interests in the insurance companies separate accounts.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Principles of Consolidation

All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

1. Accounting Policies (continued)

Recognition of Revenue and Expense

Concession and interest income are recorded as earned and selling expenses are recorded as incurred.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Retirement and Other Benefit Plans

All individuals who provide services to the Company are employees of the Parent. These individuals are eligible to participate in a noncontributory defined benefit pension plan, a contributory defined contribution retirement plan, postretirement life insurance and health care plans, and certain stock option plans, which are provided for the employees of Jefferson-Pilot Corporation and its subsidiaries. Expenses related to these plans are included in general and administrative expenses.

Accrued post retirement benefits were transferred to Jefferson-Pilot Life Insurance Company (JP Life) in 2001. JP Life provides health care and life insurance benefits to retired employees who have met specified eligibility requirements. The Company's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits.

3. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,268,283, which was $1,243,283 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

4. Federal Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company's federal income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries.

During the year ended December 31, 2001, deferred tax assets in the amount of $35,863 were transferred to an affiliate that is obligated for the related liability.

5. Transactions with Affiliates

The Company has a Fund Distribution Agreement with Jefferson Pilot Variable Fund, Inc., which is an open-end diversified series management investment company registered under the Investment Act of 1940, as amended. Under this Agreement, the Company performed all functions relative to sales and marketing of the shares of the Fund. During 2001, the Company received concession of $67,737,906 from affiliated life insurance companies, which includes compensation for variable life insurance and variable annuities sold.

5. Transactions with Affiliates (continued)

The Company has a Selling Agreement with Jefferson Pilot Securities Corporation (JPSC), an affiliated broker-dealer, which is also registered with the Securities and Exchange Commission and National Association of Securities Dealers, Inc. The Company acts as distributor for JP Financial's variable life insurance policies and variable annuity contracts. Under this selling agreement, JPSC is paid sales commissions relating to these products. The Company paid commissions of $44,255,150 and $1,915,306 in 2001 for the distribution of variable life and annuity contracts, respectively, in selling expenses.

JP Life provides the Company its management and administrative personnel. The associated costs allocated to the Company in 2001 are included in general and administrative expenses.

Supplemental Information

Jefferson Pilot Variable Corporation

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital	
Total stockholder's equity	$1,277,747
Deductions and/or charges:	
Nonallowable asset:	
Prepaid expenses	$ 9,464
NET CAPITAL	$1,268,283
TOTAL AGGREGATE INDEBTEDNESS	$ 55,520
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 3,701
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of above amounts)	$ 25,000
Excess net capital	$1,243,283
Ratio of aggregate indebtedness to net capital	.04 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part IIA FOCUS filing.

Jefferson Pilot Variable Corporation

Statement Regarding Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Supplementary Report



Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors on Internal Control

To the Board of Directors of
Jefferson Pilot Variable Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Jefferson Pilot Variable Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Ernst & Young LLP

February 15, 2002